082-01252

RECEIVED NESTLÉ S.A.

2006 JUL 13 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015147

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

3rd July 2006
SG/BDA/jms

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343 / mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

B Daniel

Bernard DANIEL
Secretary General

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/14

Encl.

	zugeteilt wurden.

Emetteur	**Alpine Select AG**
Date de la transaction	**30.06.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 831 titres** pour un montant total de **CHF 14'127.00** (soit CHF 17.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0019199550

Emetteur	**Barry Callebaut AG**
Date de la transaction	**30.06.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 500 titres** pour un montant total de **CHF 258'000.00** (soit CHF 516.00 / titre)
Catégorie du titre	Droit de participation
ISIN	voir les conditions du produit
Conditions du produit	Namenaktien der Barry Callebaut AG

Emetteur	**Kudelski S.A.**
Date de la transaction	**30.06.2006** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 9'650.00** (soit CHF 9.65 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012268360
Conditions du produit	Vente d'action suite à l'exercice d'option reçu dans le cadre d'un stock option plan
Détails de transaction supplémentaires	Le prix de vente par action est 29.65 et le prix de conversion des droits d'options est à CHF 20.-

Emetteur	**Nestlé AG**
Date de la transaction	**30.06.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 828 titres** pour un montant total de **CHF 314'640.00** (soit CHF 380.00 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options